SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                    May 2005

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954, and Form S-8 Registration Statements File Nos. 333-12844 and 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

1. Press Release re Lockheed Martin Aeronautics has Contracted RADA to Develop, Test and Deliver the Next Version of "PERFORMS" - the F-16 Structural Fatigue Tracking System and Also Provide Related Services for a Total of Over $470,000 dated May 18, 2005.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

Lockheed Martin Aeronautics has Contracted RADA to Develop, Test and Deliver the Next Version of "PERFORMS" - the F-16 Structural Fatigue Tracking System and Also Provide Related Services for a Total of Over $470,000

Wednesday May 18, 6:00 am ET

The Current "PERFORMS" Version is Planned to be Delivered to the US Navy, Portuguese Air Force, Belgian Air Force, Israeli Air Force, Greek Air Force, Jordanian Air Force and The Netherlands Air Force NETANYA, Israel, May 18 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADI - News) announced today it has received purchase orders from Lockheed Martin Aeronautics Company to develop, test and deliver the next version of Lockheed's Structural Fatigue Tracking System (PERFORMS), and provide related services. Total orders exceed $470,000 for delivery starting March 2005 and lasting through February 2006.

PERFORMS is an engineering analysis tool that provides for monitoring structural integrity and allowing for the optimizing of maintenance schedules of the air forces around the world operating the F-16. PERFORMS works together with Flight Data Recorders installed on the aircraft and is capable of receiving data from a variety of recorders made by RADA and Smiths Aerospace.

This will be the fourth version of the product RADA delivers, with each version adding critical capabilities. The PERFORMS program began 4 years ago, with 3 versions successfully delivered. The current version is planned to be delivered to the US Navy, Portuguese Air Force, Belgian Air Force, Israeli Air Force, Greek Air Force, Jordanian Air Force and The Netherlands Air Force.

Commenting on the agreement, Adar Azancot, RADA's Chief Executive Officer said, "These contracts reaffirm the confidence Lockheed Martin has in RADA to develop a critical component in the F-16 Aircraft Structural Integrity Program. PERFORMS allows RADA to position itself as a key provider of maintenance tools to the growing community of 26 Air Forces that operate F-16's world-wide."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Contact

    Company Contact:                     Investor Relations Contact:
    Elan Sigal (Chief Financial Officer) Ehud Helft / Kenny Green
    Tel: +972-9-892-1129                 Tel: +1-866-704-6710
    elan_sigal@rada.com                  ehud@gk-biz.com /
                                         kenny@gk-biz.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                  (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: May 20, 2005